Exhibit 3.40

MC-81159

Certificate of Registration of Exempted Limited Partnership

I, MELANIE E. RIVERS Assistant Registrar of Exempted Limited Partnership in the Cayman Islands DO HEREBY CERTIFY, pursuant to the Exempted Limited Partnership Law, 2014 that all the requisitions of the said Law in respect of registration were complied with by

CIFC Master Fund LP

an Exempted Limited Partnership registered in the Cayman Islands on the 23rd day of February Two Thousand Fifteen

Given under my hand and Seal at George Town in the Island of Grand Cayman this 23rd day of February Two Thousand Fifteen

Assistant Registrar of Exempted Limited Partnership Cayman Islands.

Authorisation Code : 268186006071
www.verify.gov.ky
24 February 2015